Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Mr. Elliot Maza
President and Chief Financial Officer
Intellect Neurosciences, Inc.
7 West 18th Street,
New York, NY 10011

Re: Intellect Neurosciences, Inc.
Item 4.01 Form 8-K
Filed January 23, 2009
File No. 333-128226

Dear Mr. Maza:

        We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant